EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

January 29, 2013	No. 13-02

Avalon’s Nechalacho Project Feasibility Study on Track for Completion in Q2 2013

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to provide a progress report on the Company’s Feasibility Study and related work on the Nechalacho Rare Earth Elements Project at Thor Lake, NWT (the “Project”).

Feasibility Study

The Feasibility Study (“FS”) for the Project, including the operations at Thor Lake and Pine Point, NWT and Geismar Louisiana remains on schedule for completion in Q2 2013. The following key elements of the FS have been completed:
Environmental Baseline work at Nechalacho and Pine Point;
Underground Mine plan and development schedule;
Tailings Facility;
Paste Backfill Plant;
Nechalacho Flotation Plant designs; and
Geismar Separation Plant designs.

Capital and Operating cost estimates are largely complete for those components of the Project where engineering design work is finished. Design criteria for the Pine Point Hydrometallurgical plant have been prepared and design work is now advancing on schedule.

Product Marketing

Avalon continues its efforts to secure product off-take agreements and in this regard, the Company is pleased to announce the signing of a Memorandum of Understanding (MOU) with an Asian company for the sale of its Enriched Zircon Concentrate (“EZC”) product. The EZC contains most of the zirconium, tantalum, niobium recovered and approximately 15-20% of the rare earths. Samples of the EZC were initially sent to this prospective customer in August 2012 and successful processing tests led to the signing of this MOU in January 2013. The revenue from the EZC is expected to represent a significant percentage of the total revenue from the project. Negotiations for off-take agreements for the sale of separated rare earth oxides and carbonates are progressing.

Metallurgical Testwork

The Hydrometallurgical plant testwork program is virtually complete except for some minor impurity removal and kiln optimisation investigations. Mintek SA in Johannesburg, RSA is in the process of optimising final impurity removal processes ahead of completing a mini pilot plant campaign for the rare earth separation and refining operations. Process optimisation testwork for the flotation plant continues as opportunities to improve flotation performance are investigated. Various alternative reagent combinations will continue to be evaluated in an effort to reduce reagent consumption and enhance recoveries.

Definition Drilling and Resource Estimates

A brief definition drilling program is planned to commence on February 5th. The objective of this program is to complete additional in-fill drilling near the planned underground crusher location, within stopes designed to be mined in the first few years of mine life. The program is anticipated to be completed by mid-March, with an updated resource estimate expected by mid-June. This program will also provide additional sample material from the Basal Zone for on-going process optimization.

Sustainability, Aboriginal Engagement and Permitting

Preparation of the 2012 Sustainability Report is underway and scheduled for completion in Q2 2013. Avalon has contracted with an independent third party to provide an assessment of its sustainability performance, identify the most relevant sustainability issues and provide an assessment of its performance in these areas. Initial findings indicate that Avalon’s Sustainability performance is strong relative to its peers.

An accommodation agreement has been negotiated with the Lutsel K’e Dene First Nation, which now awaits formal ratification from the community, while negotiations with the Yellowknives Dene First Nation are continuing.

The environmental assessment process is proceeding as anticipated following the August 2012 Technical Sessions held in Yellowknife. Updated technical reports were submitted on November 30, 2012 and Avalon provided responses to several items in a submission to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) on December 19, 2012. Public hearings are scheduled for Yellowknife and Fort Resolution between February 18-26, 2013 and closure of MVEIRB’s public record is scheduled for March 21, 2013.

The qualified person for the purpose of this news release is Donald Bubar, P.Geo. (Ont), President.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,621,986. Cash resources: approximately $20 million. To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements contained herein include, without limitation the expected timing for the completion of the Nechalacho feasibility study; anticipated higher operating costs based on preliminary estimates; and the expectation that the mine plan design will maximize the exploitation of higher grade resources in the early years of mining. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-

looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient capital to implement its business plans, Avalon’s ability to complete its FS within the timeframe anticipated; the final results on which the FS will be based on; uncertainties associated with Avalon’s resource and reserve estimates; uncertainties regarding global supply and demand for rare earth materials; the results and estimates set out in the separation plant prefeasibility study proving to be inaccurate; and uncertainties associated with unanticipated geological conditions related to mining. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.